UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-183108, 333-168859

INGRAM MICRO INC.

(Exact name of registrant as specified in its charter)

3351 Michelson Drive, Suite 100

Irvine, California 92612-0697

(714) 566-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.950% Notes due 2024
5.000% Notes due 2022
5.250% Notes due 2017

(Title of each class of securities covered by this Form)

Class A Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

4.950% Notes due 2024:	68
5.000% Notes due 2022:	58
5.250% Notes due 2017:	50

Pursuant to the requirements of the Securities Exchange Act of 1934, Ingram Micro Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2016	Ingram Micro Inc.

	By:	/s/ Larry C. Boyd
	Name:	Larry C. Boyd
	Title:	Executive Vice President, Secretary and General Counsel